SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Frederick's of Hollywood Group Inc.
(Name of Issuer)

Common Stock (Par Value $0.01 Per Share)
(Title of Class of Securities)

35582T108
(CUSIP Number)

TTG Apparel, LLC

Tokarz Investments, LLC

Michael T. Tokarz

287 Bowman, 2nd Floor

Purchase, NY 10577

(914) 251-1825

With a copy to:

Adam S. Calisoff, Esq.

Edwards Wildman Palmer LLP

225 West Wacker Drive, Suite 2800

Chicago, Illinois 60606-1229

(312) 201-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 14, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on following pages)
(Page 1 of 8 pages)

CUSIP No. 35582T108	13D/A	Page 2 of 8

(1)	NAME OF REPORTING PERSON TTG Apparel, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions) WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 9,818,449 (see Item 5)
	(8)	SHARED VOTING POWER 81,439,434 (see Item 5)
	(9)	SOLE DISPOSITIVE POWER 9,818,449 (see Item 5)
	(10)	SHARED DISPOSITIVE POWER 0 (see Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,257,883 (see Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.1% (see Item 5)
(14)	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 35582T108	13D/A	Page 3 of 8

(1)	NAME OF REPORTING PERSON Tokarz Investments, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions) WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 8,386,977 (see Item 5)
	(8)	SHARED VOTING POWER 82,870,906 (see Item 5)
	(9)	SOLE DISPOSITIVE POWER 8,386,977 (see Item 5)
	(10)	SHARED DISPOSITIVE POWER 0 (see Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,257,883 (see Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.1% (see Item 5)
(14)	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 35582T108	13D/A	Page 4 of 8

(1)	NAME OF REPORTING PERSON Michael T. Tokarz
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 18,205,426 (see Item 5)
	(8)	SHARED VOTING POWER 73,052,457 (see Item 5)
	(9)	SOLE DISPOSITIVE POWER 18,205,426 (see Item 5)
	(10)	SHARED DISPOSITIVE POWER 0 (see Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,257,883 (see Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.1% (see Item 5)
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 35582T108	13D/A	Page 5 of 8

This Amendment No. 4 to Schedule 13D (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 5, 2008, as amended by Amendment No. 1 filed May 30, 2012, Amendment No. 2 filed September 30, 2013 and Amendment No. 3 filed December 19, 2013 (the “Schedule 13D”). The persons filing this Amendment are TTG Apparel, LLC, a Delaware limited liability company (“TTG”), Tokarz Investments, LLC, a Delaware limited liability company (“Tokarz Investments”), and Michael T. Tokarz (“Tokarz”). TTG, Tokarz Investments and Tokarz are sometimes referred to hereafter as the “Reporting Persons”. The Schedule 13D, as amended by this Amendment (the “Statement”), relates to the Common Stock, par value $0.01 Per Share (the “Common Stock”) of Frederick’s of Hollywood Group Inc., a New York corporation (the “Issuer”).

Capitalized terms used in this Amendment but not defined have the meanings given to them in the Schedule 13D. This Amendment amends the Schedule 13D as specifically set forth herein. Except as set forth below, all previous Items in the Schedule 13D remain unchanged.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and supplemented as follows:

On April 14, 2014, FOHG Holdings, Merger Sub and the Issuer entered into Amendment No. 1 to Agreement and Plan of Merger (“Amendment No. 1”). Pursuant to Amendment No. 1, the parties agreed to extend the Termination Date, as defined in the Merger Agreement, to June 15, 2014. Amendment No. 1 is attached as Exhibit 23 hereto and is incorporated by reference in its entirety into this Item 4.

Except as amended and supplemented hereby, Item 4 remains unchanged in all other respects.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

The information set forth on each of the cover pages of this Amendment and the information set forth on or incorporated by reference in Items 3, 4 and 6 of this Statement are hereby incorporated herein by reference.

(a)        Collectively, the Reporting Persons may be deemed to beneficially own 18,205,426 shares of Common Stock, representing 10,153,299 shares of Common Stock that are held directly by the Reporting Persons and 8,052,127 shares of Common Stock underlying convertible securities that are held by one of the Reporting Persons. This aggregate amount represents approximately 38.5% of the Issuer’s outstanding Common Stock, based upon 39,273,254 shares outstanding as of March 11, 2014, as reported on the Issuer’s most recent Quarterly Report on Form 10-Q filed March 11, 2014.

Of this amount:

(i) TTG is the beneficial owner of (A) 1,766,322 shares of Common Stock held directly by it; (B) 4,761,905 shares of Common Stock underlying the 50,000 shares of Series A Preferred initially purchased and held by it; (C) 1,790,222 shares of Common Stock underlying accrued dividends paid in kind on the Series A Preferred Stock held by it; (D) 500,000 shares of Common Stock underlying the three-year Warrants described in Item 6 of this Statement; (E) 500,000 shares of Common Stock underlying the five-year Warrants described in Item 6 of this Statement; and (F) 500,000 shares of Common Stock underlying the seven-year Warrants described in Item 6 of this Statement;

CUSIP No. 35582T108	13D/A	Page 6 of 8

(ii) Tokarz Investments is the beneficial owner of 8,386,977 shares of Common Stock held directly by it; and

(iii) By virtue of his position as the controlling person of each of TTG and Tokarz Investments, Tokarz may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by TTG and Tokarz Investments.

In addition, by virtue of the arrangements described in Item 6 of this Amendment, the Reporting Persons may be deemed to share with each of HGI, HGI Funding (together with HGI, the “HGI Shareholders”), Arsenal, Fursa, William F. Harley (“Harley”) and FOHG Holdings (collectively, the “Other Shareholders”) the power to vote, or to direct the voting of, the Common Stock beneficially owned by such Other Shareholders with respect to those matters described in Item 6. Accordingly, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons may be deemed to beneficially own the 73,052,457 shares of Common Stock that are beneficially owned by the Other Shareholders (including the 17,525,380 shares of outstanding Common Stock held by such Other Shareholders and the 55,527,077 shares of Common Stock underlying either shares of Series B Convertible Preferred Stock of the Issuer (the “Series B Preferred”) or outstanding warrants or options of the Issuer exercisable within 60 days from the date of this Amendment), and the Reporting Persons and the Other Shareholders may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim any such group membership and nothing herein shall be deemed an admission by the Reporting Persons as to the existence of such a group.

If the Reporting Persons are deemed to beneficially own the 73,052,457 shares of Common Stock that are beneficially owned by the Other Shareholders, as of the date hereof, the Reporting Persons may be deemed the beneficial owner of 91,257,883 shares of Common Stock, constituting 86.1% of the class as calculated pursuant to Rule 13d-3 under the Exchange Act. In calculating this percentage, the Reporting Persons have assumed to be outstanding (and thus included in the denominator), in addition to the 39,273,254 shares of Common Stock outstanding at March 11, 2014, (a) an aggregate of 8,052,127 shares of Common Stock underlying the Series A Preferred and warrants held by such Reporting Persons, (b) 44,321,600 shares of Common Stock underlying the Series B Preferred held by one of the HGI Shareholders, (c) an aggregate of 1,000,000 shares of Common Stock underlying outstanding warrants held by Arsenal and Fursa, (d) 38,500 shares of Common Stock that Harley has the right to acquire through the exercise of share options within the next 60 days and (e) an aggregate of 10,166,977 shares of Common Stock underlying outstanding warrants held by one of the HGI Shareholders (the “HGI Warrants”). In addition, because the HGI Warrants may not be exercised unless certain “corresponding securities” not beneficially owned by the HGI Shareholders or any of the Other Shareholders are exercised or converted prior to, or simultaneously with, the exercise of the HGI Warrants, for purposes of calculating the percentage ownership of the Reporting Persons and the Other Shareholders, it is further assumed that additional convertible securities representing an aggregate of 3,160,350 shares of Common Stock which are not owned by the Reporting Persons or the Other Shareholders have been exercised, and such shares are included in the denominator used to calculate the percentage ownership reported herein. Together, the Reporting Persons have sole power to vote or direct the vote of 18,205,426 shares of Common Stock; may be deemed to share the power to vote or direct the vote of 73,052,457 shares of Common Stock (if the Reporting Persons are deemed to beneficially own the securities held by the Other Shareholders); and have sole power to dispose or direct the disposition of 18,205,426 shares of Common Stock.

CUSIP No. 35582T108	13D/A	Page 7 of 8

(b)        The information in Items 7 through 10 of each cover page to this Statement is incorporated by reference into this Item 5(b).

(c)        Other than as described in this Amendment, to the Reporting Persons’ knowledge, neither the Reporting Persons nor any of the Other Shareholders has effected any transaction in the shares of Common Stock during the past 60 days.

(d)-(e)  Inapplicable.

All information contained in this Amendment relating to the Other Shareholders and the shares of Common Stock beneficially owned by each of the Other Shareholders is based on information provided by the Other Shareholders or contained in publicly available filings. While the Reporting Persons have no reason to believe that such information is inaccurate or incomplete, the Reporting Persons do not assume any responsibility for the accuracy or completeness of such information.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Item 4 of this Amendment is hereby incorporated by reference into this Item 6. Except as amended and supplemented hereby, Item 6 remains unchanged in all other respects.

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 23	Amendment No. 1 to Agreement and Plan of Merger, by and among FOHG Holdings, LLC, FOHG Acquisition Corp., and Frederick’s of Hollywood Group, Inc., dated April 14, 2014 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Frederick’s of Hollywood Group, Inc. on April 16, 2014).

CUSIP No. 35582T108	13D/A	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2014

TTG Apparel, LLC

By:	/s/ Michael T. Tokarz
Name: Michael T. Tokarz
Title: Manager

Tokarz Investments, LLC

By:	/s/ Michael T. Tokarz
Name: Michael T. Tokarz

Title: Manager

/s/ Michael T. Tokarz
Michael T. Tokarz